MAIL STOP 05-11

December 17, 2004


Stephen G. Luke, Chief Executive Officer
Nationwide Financial Solutions, Inc.
3231 S. Country Club Way, Suite 102
Tempe, Arizona  85282

      Re:	Nationwide Financial Solutions, Inc.
   Registration Statement on Form SB-2
      File No. 333-120428
      Filed November 12, 2004

Dear Mr. Luke:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the registration statement covers the resale of most of the company`s outstanding securities and that a majority of these shares are being offered by officers, directors, affiliates and control persons. Generally, we view resale transactions of this magnitude as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Under the rule, equity securities offered by or on behalf of the registrant must be sold at a fixed price for the duration of the offering. Please revise your prospectus to disclose that the selling shareholders will conduct their offering the stated fixed price for the duration of the offering. The prospectus should also make clear the fact that the selling shareholders are considered underwriters in this offering. Revise your prospectus accordingly, including your Cover Page, Prospectus Summary and Selling Stockholders sections.

2. Include the disclosure required by Item 505 of Regulation S-B regarding Determination of Market Price.

Prospectus Cover Page

3. Please highlight the risk factor cross reference by prominent type or in another similar manner in accordance with Item 501(a)(5) of Regulation S-B.

4. Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus as set forth in Item
502(b)
of Regulation S-B.

Summary, page 1

5. Please include the company`s web site address.

6. A brief discussion of the fire would be appropriate and its effects would be appropriate. Include a discussion of insurance coverage or its lack. If none, explain.

Risk Factors, page 3

7. Please avoid the broad conclusion you reach in the narrative and subheading to risk factor 6 that the risk would have a "material adverse effect" on your business, operating results and financial condition. Instead, replace this language with specific disclosure of how your business, operating results and financial condition would be affected.

8. In the subheadings to risk factors 7 and 11, you allude to a risk but do not clearly state the material risk to the company or to investors in this offering. Generally, the subheading should clearly state the particular risk and the consequences that may result if that risk should occur. Revise these subheadings to present the risks you are addressing in concrete terms. In addition, please indicate in risk factor 11 whether any preferred stock has been issued to date.

9. Please revise risk factor 10 so as to clarify that your stock will be classified as penny stock.

10. We note that officers and directors own 55.1% of the company`s common stock. Please consider including an additional risk factor discussing the risks posed by the fact that these persons will be able to exert substantial influence over normal operating activities as well as the election of directors.

11. The first risk factor contains two distinct and material risks:
large losses and the current insolvent financial condition.
Please
separate them into two factors.

12. The fourth risk factor is generic and a fact of doing business.
It should be deleted.

13. The seventh risk factor does not appear to be material to this business.

Dilution, page 6

14. As this is a selling shareholder offering, and the company is not offering additional shares, we do not understand the reason you have included a discussion of dilution. Item 506 of Regulation S-B only applies in situations where the issuer is selling common equity.

Management`s Discussion and Analysis of Results of Operations and
Financial Condition, page 8

Forward-Looking Statements

15. We note reference to forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E
of the Securities Exchange Act of 1934. Please note that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. In addition, Section 27A(b)(2)(D)
of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either:

* delete any reference to the Private Securities Litigation Reform
Act; or
* make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

16. Please delete the word "will" from your list of forward-looking statements.

	Introduction

17. Please allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operation and the time frame for beginning and completing each.

18. Please disclose the cause of the fire on page 9 and confirm whether the company has incurred any material contingencies or liabilities associated with the same.

      Critical Accounting Policies

19. Please note that the disclosure of Critical Accounting Policies is supposed to supplement, not duplicate, the description of accounting policies in the notes to the financial statements, and provide greater insight into the quality and variability of information regarding financial condition and operating performance.
The company`s discussion of critical accounting policies in the MD&A does not provide any further analysis than is already provided in the notes to the financial statements. Revise this section to discuss the nature of critical accounting estimates and assumptions that relate to highly uncertain matters or matters highly susceptible to change and the impact of these estimates and assumptions on financial condition and operating performance. Please refer to the Commission`s guidance concerning Critical Accounting Estimates and revise Management`s Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the
SEC website at www.sec.gov./rules/interp/33-8350.htm.  Please see section V.Critical Accounting Estimates.

Results of Operation

20. Under "Revenues," consider the need to disclose the number of clients you had previous to the fire and as of the most recent practicable date.

21. Under "Costs," disclose the number of employees, in the three operating expense lines, that the company had previous to the fire and as of the most recent practicable date. Also, disclose if any temporary labor was hired during the company`s recovery from September 2003 to June 2004.

22. Under "Selling and marketing expenses," please compare the fiscal year ended 2003 with 2004.

23. Under "Interest income (expense), net," we note that Mr. Luke has provided you with a written personal guarantee of repayment. We also note that you have 3 notes payable with Shalimar. Please file each as exhibits.

24. Indicate the nature of the business of Infinity Southwest Inc. If the loan program was discontinued in December, 2003, please explain why the $489,000 remains outstanding and whether or not the company has demanded repayment and if not, why not.

Liquidity and Capital Resources

25. The lease you have with Shalimar appears to be a "triple net lease," whereby you are required to pay all expenses, insurance and taxes in addition to the fees disclosed. Please revise the disclosure so that it is clear what the total monthly and yearly rental amounts will be.

26. Reference is made to Note 12 to the financial statements. Please include a discussion of all recent financings in the MD&A section. In this regard, we also note that you have retained an unrelated individual to identify sources of financing and that this person will receive a 10% finder`s fee if you raise one million dollars. Please discuss this arrangement in the MD&A section, identify this individual and file the agreement as an exhibit if considered material.

Business, page 15

27. Include a discussion of the business development for the company and its predecessor(s), including the identity of all promoters of each and the dates and places of incorporation. Discuss fully all merger transactions to date, including the consideration paid and material terms. See Item 101(a)(3) of Regulation S-B.

28. We note disclosure in Note 8 to the financial statements regarding NBA`s emergence from bankruptcy. Please elaborate. See
Item 101(a)(2) of Regulation S-B.

29. Under "Current Operations," please discuss the qualifications of your management and/or employees as debt resolution specialists.

30. We note the following on your website: "If one of our clients does get sued, we have a legal department here to advise them and to continue working for a settlement." Please elaborate on this and advise the extent to which you, or any of your affiliates, are authorized to practice law.

31. Please provide the disclosure required by Item 101(b)(1), (2),
(3), (6), (7), (8), (9) and (10) of Regulation S-B, where
appropriate
and material to an understanding of the business.

Security Ownership of Certain Beneficial Owners and Management,
page
20

32. We note that you have provided the company`s address for the shareholders listed in the beneficial ownership table. Only your officers and directors may claim the company`s address. Please revise.

33. Indicate the relationship of Stephen and William Luke.

34. Pursuit Venture Group appears to beneficially own greater than
5%
of the company`s shares. Please include this entity in the table of beneficial ownership along with its control person(s).

Selling Stockholders, page 21

35. Revise this section in accordance with our first under General above.

36. Remove the two references to "pledgees, donees, transferees or other successors in interest" or name them.

37. Please indicate if any of your selling stockholders in this prospectus are broker-dealers or affiliates of broker-dealers. Please include a representation, if true, that each affiliate of a broker-dealer (1) purchased your securities in the ordinary course of business and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide this representation, please advise.

38. Please disclose all material relationships security holders have had with the company or any of its predecessors or affiliates within the past 3 years. See Item 507 of Regulation S-B.

39. We note that you intend to pay the expenses associated with this offering. Please disclose the estimated amount of the expenses.

Related Party and Other Material Transactions, page 23

40. Please identify your promoters if other than officers/directors and provide the information required under Item 404(d) of Regulation
S-B.

Shares Eligible for Future Sale, page 24

41. We note the statement that you have 1,000,028 shares which are "currently free trading." We note similar disclosure in risk factor
8. We do not understand the reference to "free trading" and ask that you either revise this statement or advise as to its availability.


Financial Statements

Recapitalization

42. You state that NIS is included in the consolidated financial statements; however in the financial statements and MD&A, you state
that the share issuance is still pending.   Accordingly, you may
not
give effect to the merger until financial statements are issued for a period that includes the date that shares were exchanged between the two companies. Please revise to include separate financial statements of the private operating shell (NBA) and the private operating company (NIS), pre-merger, and pro forma information that gives effect to the merger, if material. If you believe that the merger has been consummated and hence should be reflected in the June
30, 2004 financial statements, please supplementally tell us why.

Fire

43. Please tell us if you provided any one-time termination benefits for the employees that were dismissed as a result of the fire, if you incurred any costs to terminate an operating lease before the end of its term or if you continued to pay costs under the lease for its remaining term without economic benefit. If so, please tell us the amount of such costs and your accounting treatment thereof. Update
Management`s Discussion and Analysis and Note 10 accordingly.

Statement of Changes in Stockholders` Equity

44. Please update the financial statement to include a statement of changes in stockholder`s equity. Refer to Item 310(a) of Regulation
S-B.

Note 1 - Summary of Significant Accounting Policies (Revenue
Recognition)

45. You state that new clients are assessed a non-refundable set-up fee for file creation, debt analysis, budget formulation and initial creditor contacts. Although this fee is paid by the client on an installment basis over a six-month period and recognized as revenue when paid, it appears that you continue to provide the set-up services over a longer period. If it takes longer than six months to provide these services, tell us why you recognize revenue over a shorter period. With a view towards revised disclosure, explain to us also what type of revenue is considered to be unearned.

Note 7 - Convertible Notes Payable

46. Advise the staff supplementally whether a beneficial conversion feature exists with respect to the debt owed to Pursuit Venture
Group.  Refer to EITF 98-5 and EITF 00-27.

Note 8 - Stock Option Plan

      Common Stock Purchase Warrants

47. In "Description of Common Stock - Warrants", you state that the
Company has 72,783 warrants outstanding. Please reconcile this amount with the 6,000,168 warrants shown in Note 8 and, revise the note as well to include the disclosures required by paragraphs 45
-
48 of SFAS 123, as amended by SFAS 148.

      Stock Option Plan

48. We note the existence of your stock option plan. Please update the notes to the financial statements to include the disclosures required by paragraphs 45 - 48 of SFAS 123, as amended by SFAS
148,
if necessary.

Note 9 - Income Taxes

49. We note in MD&A that you were able to carryback your tax loss to recover prior years taxes paid. Please update to disclose if there are any remaining tax losses that can be carried forward and if so, the amount and expiration date of federal net operating loss carryforwards. If not, please disclose that you have no federal net operating loss carryforwards.

General

50. Please note the updating requirements of Item 310(g) of Regulation S-B.

51. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.


Part II

Item 26. Recent Sales of Unregistered Securities

52. Disclose the facts supporting your reliance upon Section 4(2) as an exemption in the March to October 2004 transactions, as required by Item 701(d) of Regulation S-B.


Item 27.  Exhibits

53. Exhibits 10.01 and 10.03 are not signed. Please file validly executed documents.

54. Please file the amendments to your Articles and Bylaws.

55. Revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.

56. Article 1.2 to the Share Exchange Agreement (Exhibit 10.03) refers to 72,783 shares held by NB "public shareholders." Please explain "public shareholders." In addition, footnote (2) to Article
1.2 states that NB has agreed to register 750,000 shares with the Commission within 45 days of the closing date. Please advise whether failure to register these shares creates any contingencies.

Item 28. Undertakings

57. Please provide the full undertaking required by Item
512(a)(1)(ii) of Regulation S-B.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Babette Cooper at (202) 824-5069. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.

							Sincerely,


							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc:	Gary A. Agron, Esq.
	5445 DTC Parkway, Suite 520
      Greenwood Village CO  80111


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Nationwide Financial Solutions, Inc.
Page 10